APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

My Mamas Vegan
Income Statement - unaudited
12/31/2020

	Current Period	Prior Period
	12/31/2020	**12/31/2019**
REVENUES		
Sales	$ 301,213.00	$ -
Other Revenue	-	-
TOTAL REVENUES	**301,213.00**	**-**
COST OF GOODS SOLD		
Cost of Sales	67,323.57	-
Supplies	50,562.59	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	117,886.16	-
GROSS PROFIT (LOSS)	183,326.84	-
OPERATING EXPENSES		
Advertising and Promotion	733.76	-
Bank Service Charges	800.00	-
Business Licenses and Permits	585.00	-
Computer and Internet	1,750.00	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	32,603.00	-
Salaries	68,000.00	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	5,000.00	-
Website Development	-	-
TOTAL OPERATING EXPENSES	109,471.76	-

OPERATING PROFIT (LOSS)	73,855.08	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 73,855.08	$ -

My Mamas Vegan
Balance Sheet - unaudited
12/31/2020

	Current Period		Prior Period	
	1/1/2020-12/31/2020		1/1/2019-12/31/2019	
ASSETS				
Current Assets:				
Cash	$	4,000.00	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		5,000.00		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		9,000.00		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		10,000.00		-
Computer Equipment		5,000.00		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		15,000.00		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	24,000.00	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	24,000.00	-
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	24,000.00	-
TOTAL LIABILITIES & EQUITY	$ 24,000.00	$ -
Balance Sheet Check	-	-

I, Debonette Wyatt, certify that:

1. The financial statements of James Holdings LLC included in this Form are true and complete in all material respects; and
2. The tax return information of James Holdings LLC included in this Form reflects accurately the information reported on the tax return for James Holdings LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Debonette Wyatt*

Name: Debonette Wyatt

Title: Owner